Exhibit 99.1

TNL Mediagene Granted Continued Nasdaq Listing Subject to Conditions

-	Among the conditions, the Company must demonstrate compliance with the minimum bid price requirement by September 21, 2026 and the stockholders’ equity requirement by October 30, 2026

TOKYO, August 25, 2026 -- TNL Mediagene (Nasdaq: TNMG) (the “Company”), a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia, today announced that on August 23, 2026, the Company received a written decision from the Nasdaq Hearings Panel (the “Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) granting the Company’s request for continued listing on The Nasdaq Capital Market, subject to the Company’s satisfaction of certain conditions. Those conditions include the following:

●	On or before September 21, 2026, the Company must demonstrate compliance with the Listing Rule 5550(a)(2) (the “Bid Price Rule”); and

●	On or before October 30, 2026, the Company must demonstrate compliance with the Listing Rule 5550(b)(1) (the “Equity Rule”).

The Panel’s decision also requires the Company to provide prompt notification of any significant events occurring during the exception period that may affect the Company’s compliance with Nasdaq requirements, including any event that may call into question the Company’s ability to meet the terms of the exception granted. The Panel has reserved the right to reconsider the terms of the exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on Nasdaq inadvisable or unwarranted. The foregoing summarizes certain terms of the Panel’s decision and does not describe all of the terms and conditions of the decision.

The Panel’s decision follows a hearing held on August 4, 2026, at which the Company presented its plan to regain compliance with the Bid Price Rule and the Equity Rule. The Company’s ordinary shares will continue to be listed and traded on Nasdaq under the symbol “TNMG” during the exception period, subject to the Company’s satisfaction of the conditions set forth in the Panel’s decision. Any compliance submission by the Company will be subject to review by the Panel. There can be no assurance that the Company will satisfy the conditions of the Panel’s decision or otherwise regain compliance with the applicable listing requirements, and a failure to do so would result in the delisting of the Company’s securities from Nasdaq.

On June 22, 2026, the Company received a determination letter (the “Determination Letter”) from the staff of the Listing Qualifications Department of Nasdaq notifying the Company of the staff’s determination to delist the Company’s securities from The Nasdaq Capital Market as a result of the Company’s failure to regain compliance with the Bid Price Rule and the Company’s previously notified non-compliance with the Equity Rule, as described in the Company’s press release dated June 26, 2026. On June 29, 2026, the Company requested a hearing before the Panel. On July 1, 2026, Nasdaq notified the Company that the hearing request had been granted and scheduled the hearing for August 4, 2026.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene (Nasdaq: TNMG) is a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia. Formed in May 2023 through the merger of Japan’s Mediagene Inc. and Taiwan’s The News Lens Co., Ltd., the Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Japanese, Chinese, and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 480 employees with offices in Japan and Taiwan.

https://www.tnlmediagene.com/

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements regarding the Company’s ability to satisfy the conditions of the Panel’s decision and to regain and maintain compliance with Nasdaq’s continued listing requirements, and the potential delisting of the Company’s securities from Nasdaq. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s FY2025 Annual Report on Form 20-F filed on April 30, 2026, as may be supplemented or amended by the TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.